SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1. News Release entitled, “New Holland Lends Helping Hand in Flood-stricken Iowa”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel
and Secretary

June 20, 2008

FOR IMMEDIATE RELEASE

Contact:	Edgar J. Chavez
630-260-4418
Edgar.Chavez@cnh.com

New Holland Lends Helping Hand in Flood-stricken Iowa

New Holland provides equipment support to Green Bay Levee and Drainage District

CAROL STREAM, ILL, 17 June 2008 — New Holland Construction is contributing to the Iowa flood relief efforts by providing equipment for the levee fortification and clean up operations. The D95B dozer and M428 telehandler loaned by the manufacturer have been hard at work since their arrival last week.

“New Holland has a particularly close connection with Iowa, and especially Burlington, where one of our key manufacturing plants is based,” said Edgar J. Chavez, New Holland Construction Marketing Director. “It is important to us to support this community at such a difficult time and contribute to the relief operations.”

The D95B dozer, produced in the manufacturer’s plant in Calhoun, Georgia, is helping the levee fortification works in the Green Bay Levee and Drainage District, while the M428 telehandler is greatly appreciated in the clean up operations, where the lift capacity and reach is making it possible to limit further damages by lifting building debris and trees.

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New Holland Construction manufactures and markets a full line of skid steer loaders, compact track loaders, loader backhoes, tractor loaders, excavators, wheel loaders, telehandlers, crawler dozers and motor graders. Drawing from the strength and resources of

New Holland Construction

245 E. North Avenue, Carol Stream, IL 60188-2021

Phone 630 260 4000

Fax 630 260 4369

www.newholland.com

its brand network, New Holland Construction delivers technological innovation and the highest in safety and environmental standards. New Holland Construction customers are supported by a network of 700 dealers and more than 1,800 outlets in 100 countries. For more information on New Holland Construction, visit www.newholland.com. New Holland Construction Equipment is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).

New Holland Construction

245 E. North Avenue, Carol Stream, IL 60188-2021

Phone 630 260 4000

Fax 630 260 4369

www.newholland.com